AWOL Outdoors, Inc.



ANNUAL REPORT

7640 Washington Avenue South

Eden Prairie, MN 55344

0

www.camp365.com

This Annual Report is dated May 2, 2022.

BUSINESS

Like alot of companies, Camp365 started with a simple drawing. Company founder Kevin McGregor's uncle approached him with a sketch of a foldable, aerodynamic camper that could go just about anywhere and still comfortably house a family of six. That drawing was used to build a model featuring a toy UTV and a G.I. Joe. McGregor then assembled a team of engineering nerds and outdoor enthusiasts that transformed that model into a full-sized, hand-made prototype, built in a neighbor's garage. After years of field testing and design updates, the team successfully introduced Camp365 to the RV market in 2018.

Camp365 is a new, ultra-lightweight camper with proprietary advancements so innovative it was recently awarded Top RV Debut 2020 by RV Business Magazine. It has also been awarded ten US and International patents with several more pending. Camp365 is manufactured in two facilities in Iowa & Minnesota and just broke ground on a third building in Albia, Iowa which is expected to be complete in April 2021.

What makes Camp365 so unique? Everything! It's so light and compact it can be towed by virtually any vehicle including most cars, crossovers, electric vehicles even UTVs. The Camp365 compact, the aerodynamic design reduces drag and loss of fuel efficiency, eliminating the need for a large gas-guzzling tow vehicle. Patented lift assist and level systems allow set up anywhere in minutes by anyone, air gap insulation offers year-round use, even in colder climates, and is so roomy 700 cubic feet it comfortably sleeps four adults or a family of six.

Amenities include folding beds, solar power, circulated heating, hot water shower, air conditioning, cooktop stove, refrigerator, marine toilet, and toy carriers.

Camp365 also features a patented, adjustable wheelbase that goes from 72 inches wide to just 48 inches in seconds, so you can take Camp365 into remote areas that other campers simply can't get to.

Storage? Easy! Our innovative fold-up design makes Camp365 so compact it fits into one-third of a standard garage stall and most storage sheds.

Camp365 was founded on the core principle that being outdoors is both healthy and fun, and is dedicated to delivering products that make camping easy and comfortable. We know camping needs can change with the season and life. Camp365 is committed to making sure The Cabin That Goes Everywhere allows more people to see the America that other Americans miss, and enjoying a lifetime of travel and camping, any day of the year.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $700,000.00

Number of Securities Sold: 1,842,105

Use of proceeds: Research and Development, Intellectual Property and Working Capital

Date: December 22, 2017

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,274,340.00

Number of Securities Sold: 3,353,527

Use of proceeds: Product development, design enhancement, capital equipment, production, marketing, legal.

Date: December 31, 2018

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $110,000.00

Number of Securities Sold: 275,000

Use of proceeds: General business purposes

Date: December 31, 2019

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $115,000.00

Number of Securities Sold: 287,500

Use of proceeds: Working capital

Date: February 25, 2021

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $147,042.00

Number of Securities Sold: 596,080

Use of proceeds: Proceeds used to fund the general operations.

Date: December 15, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Operating Results – 2021 Compared to 2020
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Circumstances which led to the performance of financial statements:

Sales have increased from 2020 to 2021. We purchased our prior manufacturing facility, and we built a new 20,000 square foot manufacturing facility. This includes vertical integration through capital equipment. We have continued to build our manufacturing team including a new production team leader as well as a purchasing manager. We have added a lean manufacturing system, known as Kanban. Camp365, like a lot of other manufacturers, has been dealing with supply chain issues forcing us to vertically integrate faster than desired. There have been significant supply chain issues that have prohibited us from reaching a break-even point than originally expected.

Revenue- Specifically, revenue increased from $744,593 in 2020 to $879,322 in 2021. The company experienced an 18% growth rate in 2021, which was substantially less than what we predicted. The short fall on our revenue growth was substantially impacted by supply chain issues like all other manufacturers.

Cost of Revenue- Our margins declined in 2021 due to our inability to acquire reasonably priced materials from our suppliers. This was principally due to the supply chain issues being experienced by our key vendors. Our approach to this problem moving forward is to vertically integrate our manufacturing processes. We are well underway of implementing these supply chain opportunities in 2022. The impact of vertical integration will allow us to manufacture our camper units at a much lower cost and we will be in complete control of fabricating our parts when we need them. These changes will put us in a position to have the parts well ahead of the demand. We have completed a yearlong research and development effort with significant design modifications reducing the cost of the bill of materials and a new Camp365 model line.

The vertical integration will also offset a significant price increase of our vendor parts.

Historical results and cash flows:

In 2018 the company had $88,000 in sales, since moving to Iowa the company has done $2,126,414 in sales through 2021 while dealing with a global pandemic and supply chain issues.

The company has continued to explore its sales model. The majority of the sales in 2021 were in a direct sales model to consumers. The RV industry continues to have extremely long delivery

cycles. Consumer demand for RV units is greatly outpacing the supply of available campers.

We bought our existing building in 2021 which is currently our fabrication facility. We moved into our new manufacturing facility in September of 2021. The addition of the new building will give us substantially more manufacturing capacity to meet demand.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $17,323.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Metropolitan Services Credit Union

Amount Owed: $36,000.00

Interest Rate: 6.0%

Maturity Date: September 30, 2022

Creditor: Community 1st Credit Union SBA Line of Credit 8

Amount Owed: $220,000.00

Interest Rate: 5.25%

Maturity Date: June 27, 2021

Commercial line of credit #8 with a maximum borrowing of $220,000 dated June 2020, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

Creditor: Community 1st Credit Union Commercial SBA Line of Credit 4

Amount Owed: $350,000.00

Interest Rate: 6.0%

Maturity Date: October 10, 2021

Commerciallineofcredit#4withamaximumborrowingof$350,000datedOctober2019, due October 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 6%, secured by the SBA.

Creditor: Community 1st Credit Union SBA Export Line of Credit 9

Amount Owed: $500,000.00

Interest Rate: 5.25%

Maturity Date: November 05, 2021

Commercial line of credit #9 with a maximum borrowing of $500,000 dated June 2020, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

Creditor: PPP Loan - SBA

Amount Owed: $156,600.00

Interest Rate: 1.0%

Maturity Date: February 01, 2026

The Company received a second round PPP loan of $160,000. The loan carries 1% interest and is due five years from the initial funding date. The loan is also eligible for forgiveness.

Creditor: COOP 1

Amount Owed: $144,465.00

Interest Rate: 5.25%

Maturity Date: January 14, 2029

Creditor: Regional Economic Development Authority (REDI)

Amount Owed: $104,547.00

Interest Rate: 5.25%

Maturity Date: April 15, 2024

Creditor: COOP 3

Amount Owed: $150,262.00

Interest Rate: 5.25%

Maturity Date: January 01, 2029

Creditor: Iowa Economic Development Authority

Amount Owed: $474,999.00

Interest Rate: 0.0%

Maturity Date: May 01, 2024

This loan is forgivable up to $250,000 based on building a building and hiring a certain amount of new staff members. The new building is under construction and we will begin producing campers in this building in April 2021. We fully expect to achieve the new hires quote within the next two years.

Creditor: Kevin McGregor, ET AL

Amount Owed: $130,084.00

Interest Rate: 12.0%

Creditor: Accounts Payable

Amount Owed: $523,338.00

Interest Rate: 0.0%

Creditor: Customer Deposits

Amount Owed: $363,000.00

Interest Rate: 0.0%

Creditor: SBA real estate loan

Amount Owed: $310,714.00

Interest Rate: 5.25%

Maturity Date: January 30, 2041

Creditor: Financing costs, net

Amount Owed: $-59,398.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

Creditor: Regional Economic Development Authority (REDI)

Amount Owed: $250,000.00

Interest Rate: 5.25%

Maturity Date: February 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin McGregor

Kevin McGregor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Founder

Dates of Service: July 07, 2009 - Present

Responsibilities: Leadership, Vision, Business Development, Sales and Distribution. Kevin's annual salary compensation is $150,000. In December 2018 the Company granted a warrant to purchase 486,842 voting common shares having an exercise price of $0.38 per share. In January 2020, the Company granted a warrant to purchase 70,000 shares of voting common stock having an exercise price of $0.40 per share. In February 2021 the Company granted a warrant to purchase 400,000 voting common shares having an exercise price of $0.40 per share.

Position: Director

Dates of Service: July 07, 2009 - Present

Responsibilities: General Oversight and Corporate Governance

Position: Chief Financial Officer

Dates of Service: July 10, 2009 - Present

Responsibilities: Financial reporting and oversight.

Other business experience in the past three years:

Employer: One Tech Engineering

Title: President

Dates of Service: October 25, 2010 - February 10, 2018

Responsibilities: Operations

Name: Cedar Vandergon

Cedar Vandergon's current primary role is with Hypertherm, Inc.. Cedar Vandergon currently services less than 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 15, 2010 - Present

Responsibilities: Set strategic direction of the company, manage executive performance and compensation, support capital raises efforts, monitor financial planning and financial reports, evaluate the performance of the company to the mission. Cedar currently does not take a salary compensation and received 300,000 stock options; 150,000 vested on issuance for his past Board service, 75,000 shares vest after one year and the other 75,000 will vest after 2 years.

Other business experience in the past three years:

Employer: Hypertherm, Inc.

Title: Engineering Manager

Dates of Service: January 01, 2013 - Present

Responsibilities: Set strategic direction for the waterjet business unit within Hypertherm, maintain a 3-5 year product and technology roadmap, manage 4M annual department budget, all R&D staff, new product development staff, technicians, and lab activities. Participate in the business steering team setting the strategic direction for the future of the business. Participate and drive enterprise-level engineering initiatives such as enterprise portfolio management and stage-gate process adoption. Key contributor to acquisition integration forming strategy and structure of a target operating model.

Name: Mary K. Flaherty

Mary K. Flaherty 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Controller

Dates of Service: June 01, 2020 - Present

Responsibilities: Day to day financial reporting, reconciling bank accounts, accounts payable, accounts receivable and bi-weekly payroll. In February 2021 the Company issued 45,000 non-voting shares in payment for $18,000 in services at a price equal to $0.40 per share.

Other business experience in the past three years:

Employer: Metropolitan Services Credit Union

Title: CEO & President

Dates of Service: December 01, 1979 - March 03, 2018

Responsibilities: All corporate decisions , manage operations , shareholder communications and short & long term strategy management

Name: Ron Leander

Ron Leander 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Fractional Chief Financial Officer

Dates of Service: October 20, 2020 - Present

Responsibilities: Provide financial direction and controls within the company. Ron currently receives salary compensation of $10,000 per month for this role.

Other business experience in the past three years:

Employer: Leander Limited

Title: CFO

Dates of Service: June 01, 1981 - Present

Responsibilities: Founder and managing partner

Name: Doug Ramler

Doug Ramler's current primary role is with Saul Ewing Arnstein & Lehr, LLP. Doug Ramler currently services 1-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: December 15, 2016 - Present

Responsibilities: The Secretary's responsibilities consist of providing notice of meetings, attending and maintaining records of meetings of shareholders and directors, as well as keeping the stock and equity ownership ledger and related equity records. Doug works approximately four hours per month for the Company at a rate of approximately $600 per hour.

Other business experience in the past three years:

Employer: Saul Ewing Arnstein & Lehr, LLP

Title: Partner

Dates of Service: February 01, 2019 - Present

Responsibilities: Doug serves as outside general counsel to high-growth emerging companies.

Other business experience in the past three years:

Employer: Gray Plant Mooty

Title: Partner

Dates of Service: September 01, 2005 - January 31, 2019

Responsibilities: Serve as outside general counsel to high-growth emerging companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the

rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Kevin McGregor

Amount and nature of Beneficial ownership: 13,722,661

Percent of class: 46.5

RELATED PARTY TRANSACTIONS

Name of Entity: Kevin McGregor

Relationship to Company: Director

Nature / amount of interest in the transaction: Loans from an individual who is a Founder, Officer, and Director. The balance due as of 12/31/20 was $130,083.

Material Terms: As of March 1, 2021, Kevin McGregor has made unsecured loans to the Company in the amount of $100,000 with accrued unpaid interest thereon of approximately $11,000. The Company has issued a note to Mr. McGregor for these amounts. The note accrues interest at the rate of 12% and is due and payable upon demand. Mr. McGregor is the Company's founder, CEO, CFO and a director. He holds approximately 50% of the Company's outstanding voting shares.

OUR SECURITIES

The company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,646,152 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 35,000,000 with a total of 29,547,766 outstanding.

Voting Rights

The holders of shares of the Company's Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

The total number of shares of Voting Common Stock outstanding is calculated on a fully diluted basis, and includes warrants and options to purchase 2,087,582 shares of Voting Common Stock. This includes 119,000 shares issuable upon exercise of outstanding stock options issued under our 2017 Stock Option and Compensation Plan, 840,000 shares issuable upon exercise of

outstanding non-plan stock options and 1,128,582 shares issuable upon exercise of outstanding warrants. The total does not include 881,000 shares reserved for issuance under the 2017 Plan which have not been issued.

Holders of Voting Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors; (ii) are entitled to share ratably in all the assets of the Company available for distributions to holders of the Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; and (iii) do not have preemptive, subscription, or conversion rights.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 2,290,836 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares of Non-Voting Common Stock outstanding is calculated on a fully diluted basis, and includes warrants and options to purchase 1,272,595 shares of Non-Voting Common Stock. This includes 372,595 shares issuable upon exercise of outstanding stock options issued pursuant to the 2017 Stock Option and Compensation Plan and 900,000 shares issuable upon exercise of outstanding warrants. The total does not include 377,405 shares reserved for issuance under the 2017 Plan which have not been issued.

The shares of Non-Voting Common Stock have rights in all respects equal to the rights of Voting Common Stock, except that holders of Non-Voting Common Stock will not be entitled to any voting rights regarding matters presented to the shareholders for a vote. Holders of Non-Voting Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors; (ii) are entitled to share ratably in all the assets of the Company available for distributions to holders of the Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; and (iii) do not have preemptive, subscription, or conversion rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the

value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

Investment in shares of the Company's Nonvoting Common Stock involves a high degree of risk and should be regarded as speculative. As a result, you should only consider purchasing shares of the Company's Nonvoting Common Stock if you can reasonably afford to lose your entire investment. You should carefully consider, in addition to the other information contained or referenced in these materials, the risk factors relating to our business and this crowdfunding offering before purchasing shares of the Company's Nonvoting Common Stock. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known or currently considered immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially and adversely affected. Prospective Investors should be fully aware of the following risk factors and are urged to discuss with management the nature and extent of the risks inherent in our business and markets.

Our business projections are only projections

There can be no assurance that we will meet our expectations or financial projections. These expectations and projections are subject to a number of factors and uncertainties, many of which are out of our control. There can be no assurance that the Company will be able to develop sufficient demand for our product, that people will purchase our product rather than a competing product, that we can cost-effectively produce the number of units required to meet customer demand or that we will able to provide the quality and service at a level that allows the Company to make a profit and still attract business. Investors should not rely and acknowledge that they are not relying on the Company's financial projections when deciding to make an investment.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. There is no assurance that the price of the Shares today represents the current fair market value of the Shares or that in the future the value of the Shares will be greater than the original price on the date of sale.

The transferability of the Securities you are buying is limited

The Company's Nonvoting Common Stock is not publicly traded, and no public market will develop for the Company's Nonvoting Common Stock because of this crowdfunding campaign. We have not registered or qualified the Company's Nonvoting Common Stock under federal or state securities laws. The Shares are not freely transferable. If you buy any shares of the Company's Nonvoting Common Stock, you may not resell them unless such sale is registered or qualified under federal and state securities laws, or unless exemptions from federal and state registration and qualification are available. We have no obligation to register or qualify the Nonvoting Common Stock under either federal or state law and have no intention to do so. As a result, you must bear the economic risk of investing in the Company's Nonvoting Common Stock for an indefinite period. We believe it unlikely that any public market for the the Company's Nonvoting Common Stock will ever develop.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is raising up to $1,070,000 by selling shares of the Company's Nonvoting Common Stock in this crowdfunding offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for the plans outlined in "Use of Proceeds" and may be required to scale back or shut down operations.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. We have already borrowed significant amounts through several lenders. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In

addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then we will pursue additional sources of debt. If we are unable to obtain the capital needed for operations, we may be required to scale back or cease our operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. The lack of capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to raise capital in the future by issuing debt, common stock, preferred stock or other securities, which may reduce the value of your investment in the Nonvoting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Nonvoting Common Stock. In addition, if we need to raise more equity capital from the sale of Nonvoting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our management team has significant discretion in the use and application of the proceeds of this crowdfunding offering. The use of proceeds is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the potential results of our operations and will not have been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections or statements, and such variances may be material. Any projected results cannot be guaranteed. In purchasing Shares, investors are not relying on the projections in making an investment decision.

Developing new products and technologies entails significant risks and uncertainties

We have sold 31 campers and we continue efforts to enhance our camper by adding features and reducing costs. Delays or cost overruns in the development or manufacture of our campers or failure of the campers to meet our performance expectations may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, and changes to designs. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The shares of the Company's Nonvoting Common Stock that an investor is buying have no

voting rights attached to them. This means that you will have no rights in electing the Company's directors or dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. As a holder of nonvoting shares you will have certain financial rights. In the event of a liquidation of our company, you and the holders of voting common stock will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying shares of the Company's Nonvoting Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company has limited cash, or access to cash, available to fund inventory purchases, produce campers and compensate employees, contractors and vendors. Without additional cash from the sale of Shares in this Offering, sale of campers or from other sources, we will not be able to continue to operate our business, purchase inventory or produce campers. If we are unable to generate cash through the sale of securities, sale of campers or through other sources, we will not be able to continue producing our campers or paying our personnel. Without additional cash resources we may be required to cease operations until we are able to generate additional cash or permanently cease operations if we are unable to obtain financing.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that our campers will be able to gain traction in the marketplace. It is possible that our campers will fail to gain market acceptance for any number of reasons which may include price, function and quality. If our campers fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the the Company and the value of your investment.

We face significant market competition

The market for recreational vehicles generally, and campers specifically, is highly competitive. Competition is based upon a number of factors, including performance, innovation, technology, styling, brand loyalty, reliability, durability, price, design, value, quality, distribution, and service. We have numerous existing and potential competitors. Many of these companies have more experience operating in the recreation vehicle industry and have financial and marketing resources that are substantially greater than ours. Many of our competitors are much larger than us and also participate in the motor home market, which may provide them additional purchasing power. We may face further competition in the future from companies that do not currently offer products competitive to ours. There can be no assurance that existing or new competitors will not develop products that are superior to our folding camping trailer or achieve better consumer acceptance, thereby adversely affecting market share, sales volume and profit margins. In addition, our products compete with other recreation products for the discretionary spending of consumers. These competitive pressures could have a material adverse effect on our operating results.

We are competing against other recreational activities

Although we believe that we are a unique company that caters to a select market, we do compete against other providers of recreational vehicles and activities. Our business growth depends on the customer interest in camping over other outdoor or recreational activities.

We are an early stage company and have not yet generated any profits

We formally organized as a Wisconsin corporation on July 14, 2009. We have generated very limited revenues to-date. We sold our first 4 campers in June 2018 revenue $90,763 . In total we have generated revenues of $1,472,853 through December 31, 2020. We have incurred losses since inception. Such losses have resulted from costs incurred in organizing the Company, research and development of our products, intellectual property protection, new manufacturing facility, market research, capital equipment, marketing, raising capital, negative net margins, and general business activities. We intend to use the net proceeds of this crowdfunding offering for inventory, labor, sales and marketing and working capital. We anticipate incurring operating losses for the near future. We may never realize significant revenues from our business operations or achieve profitability.

We are an early stage company and have limited revenue and operating history

We are a development-stage company with a very limited history of operations. Our business is subject to all of the risks associated with a new enterprise. You should consider the likelihood of our success in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the operation of an early-stage business with very limited capital and other resources that is attempting to successfully introduce a new product and operate in a competitive environment. Because we have a very limited operating history, we cannot provide you with information about our past operations on which to base an investment decision.

We have existing patents that we might not be able to protect properly

Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brand and our products, lower our profits, and could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect

our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brands and our products and services, lower our profits, and could otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our success is dependent, in part, upon the services of Kevin McGregor, our Chief Executive Officer, and future members of our management team. The loss of the services of any of these executive officers or another member of our management team, or any of our key employees, would have a material adverse effect on our business. We have not obtained "key person" life insurance on the life of any of our officers or managers. Our executive officers have limited experience starting and operating a business. This lack of experience could result in additional challenges to our Company. We can give no assurance that our executive officers will be able to successfully develop and operate the Company. In addition, our success depends on our ability to identify, hire, train, retain, and motivate highly skilled technical, managerial, sales, and marketing personnel. In general, competition for qualified personnel is intense, and we may not be able to successfully attract or retain a sufficient number of qualified personnel. Our inability to hire and retain qualified employees could impair our ability to commercialize our products and, as a result, could have a material adverse effect on our business and revenue.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our business is subject to laws and regulations relating to safety, environmental, and other regulations promulgated by the federal government and individual states, as well as foreign governments and international regulatory authorities. The failure to comply with present or future regulations could prevent us from selling our products or result in fines or potential civil or criminal liability. We believe that our folding camping trailer has been and is complying, in all material respects, with such laws and regulations. However, future regulations may require additional safety standards that would require additional expenses and/or modification of product offerings in order to maintain such compliance. The implementation of new regulations could significantly increase the cost of our products. We are unable to predict the ultimate impact of adopted or proposed regulations on our business and operating results.

We rely on third parties to provide services essential to the success of our business

We depend on timely and sufficient delivery of components from our suppliers. Most components are readily available from a variety of sources. However, a small number of suppliers produce several key components. Decisions by our suppliers to cease supplying components to us, decrease production, require prepayment for components, production delays, or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to produce products and ultimately, on the results of operations. In the event that we need to obtain substitute supply arrangements for raw materials or components for which we rely upon limited sources of supply, alternative supply arrangements may not be available with comparable terms. We also depend upon third party dealers to sell our campers. We do not have significant internal sales and marketing resources and rely on dealers to interact with potential customers and sell our campers. We currently have three dealers and intend to increase the number of dealers we engage. If our dealers are not able to sell a significant number of our campers, or if we are unable to enter into agreements with and maintain relationships with additional dealers, we may be unable to sell our anticipated number of campers and our business would be harmed.

We may not be able to protect our intellectual property and may be subject to infringement claims

Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brands and our products and services, lower our profits, and could otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

We are reliant on one main product

We expect that sales of our folding camping trailer will account for substantially all of our revenues. Issues with the trailer, or decreased or lower than expected sales, would have a material adverse effect on our business. The risks associated with focusing on a single product are substantial. If consumers do not accept our product, we may not be financially or operationally capable of introducing alternative solutions, products or services within a short timeframe. Dependence on a single product, and in one market segment, increases business risks, since a general decline in the market for folding camping trailers, or camping trailers overall, would have an adverse effect on our business and results of operations.

Uncertainty of Sales and Distribution

We intend to sell our campers through independent dealers located throughout the United States. We have had preliminary discussions with a number of dealers but have not yet entered into any agreement with a dealer. We can give no assurance that we will be able to enter into agreements with a number of dealers that will be required to sell the campers we produce. If we are unable to enter into agreements with dealers, we may be required to sell our campers directly to consumers. This could limit our product sales and adversely affect our operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Product defects or errors could harm our business

While we maintain general liability and product liability insurance, defects or errors in the function of our products could damage our reputation through negative publicity, make it difficult to attract new, and retain existing customers, and cause customers to seek damages. We may incur additional costs to correct errors or defects. We cannot assure you that our insurance coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claims. A successful product-liability claim or series of claims brought against us in excess of our insurance coverage, if any, would have a material adverse effect on our business and could cause us to cease operations. In addition, the loss of reputation could have a negative effect on our ability to make future sales. Any significant failure of our products would have a material adverse effect on us.

Significant warranty claims or repair or replacement expenses could harm our operations

We intend to provide a limited warranty on retail sales for a period of up to 12 months for our

folding camping trailer; provided, however, that certain components of the folding camper trailer may be subject to a longer manufacturer's warranty. Although we employ quality control procedures, sometimes a product may be distributed that contains a defect and requires repair or replacement. We cannot assure you that we will detect all such defects prior to distribution of our products. Our standard warranties require us, through our dealers, to repair or replace defective products during such warranty periods at no cost to the consumer. The repair and replacement costs and potential harm to our reputation we could incur in connection with a recall could have a material adverse impact on our business.

Our current manufacturing facility might not meet our future needs.

Our existing leased production and assembly facility in Iowa consists of approximately 14,700 square feet and the facility is 40 years old. We have spent time and money to upgrade the facility and we believe that the facility will require maintenance and upgrades in the future. We can give no assurance that the facility will not require significant expenditures to continue production, or that we will not be required to delay or cease production of our products for a period of time to complete such maintenance or upgrades. We may not be able to produce our planned number of campers at the facility when and as expected. In addition, we can give no assurance that we will establish a new or any additional manufacturing facility at any time in the future. Establishing another facility will require significant capital resources and management attention, and could delay the production of our products. Our inability to produce the number of campers that we intend to produce in our existing leased facility would result in lower than anticipated production and sales of our products and would have a material adverse effect on our revenues and financial viability.

Market acceptance of our products is uncertain.

We believe that our products have great potential in the marketplace, and that our proprietary technology differentiates our products from other camper and recreational vehicle products. Nevertheless, as is typical in the case of a development-stage company, demand and market acceptance for our products is subject to a high level of uncertainty. Our future growth and financial performance will depend upon the growth and increasing acceptance of our products in the marketplace. Our business model relies on individuals seeking out and utilizing our products as an alternative to other camper products or as a novel means to enjoy outdoor spaces that are difficult to reach. To the extent that these individuals do not become aware of our products, believe that the price of our products is too high, or do not have a positive experience with our products, we will likely fail in achieving our expectations, and would have to change our business model. The failure of these individuals to accept our products, or the inability of our products to satisfy user expectations, would have a material adverse effect on our business, and could cause us to cease operations.

The availability of financing to our dealers and customers will have a significant impact on our business.

The availability and terms of financing used by dealers to purchase our products will have a significant impact on our product sales. Generally, recreational vehicle dealers finance their purchases of inventory with financing provided by lending institutions. A decrease in the availability of this type of wholesale financing, more restrictive lending practices, or an increase in the cost of such wholesale financing can prevent dealers from carrying adequate levels of inventory, which limits product offerings and could lead to reduced demand. In the event that

certain financial flooring institutions limit or discontinue dealer financing, we could experience a material adverse effect on our results of operations. The availability and terms of financing used by retail purchasers will also significantly affect our product sales. Customers purchasing a camping trailer may elect to finance their purchase through the dealership or a financial institution of their choice. Substantial increases in interest rates and decreases in the general availability of credit can have an adverse impact upon our business and results of operations. Further, a decrease in availability of consumer credit resulting from unfavorable economic conditions, or an increase in the cost of consumer credit, may cause consumers to reduce discretionary spending, which could, in turn, reduce demand for our products and negatively affect our sales and profitability.

International expansion of our business creates additional risk.

We are pursuing opportunities to sell our product in Canada and other international markets. Regulatory and compliance challenges, lack of demand for our product, or competitive pressures requiring us to lower our prices for our product in these markets, would adversely affect our business in these markets and our results of operations. We can give you no assurance that we will be successful in selling and delivering our products in foreign markets. Additionally, conducting business outside of the U.S. is subject to various risks, many of which are beyond our control, including: changes in tariffs, trade restrictions, trade agreements, and taxation; difficulties in managing or overseeing foreign operations and agents; foreign currency fluctuations and limitations on the repatriation of funds because of foreign exchange controls; different liability standards; and intellectual property laws of countries which do not protect our rights in our intellectual property to the same extent as the laws of the U.S. The occurrence or consequences of any of these factors may have an adverse impact on our operating results and financial condition, as well as affect our ability to operate in international markets.

The Company has a large amount of debt and debt payment obligations.

The Company has funded its operations in part by obtaining loans from several credit unions and banks. The total amount of debt owed to these lenders is more than $2 million. Much of this debt is secured by all of the Company's assets. Because the Company is generating only limited revenues from operations and is not operating profitably at this time, there is no assurance that the Company will be able to make periodic debt service payments or to the pay of the loans when they become due. In the event of a sale or liquidation of the Company, holders of secured and unsecured debt will be repaid prior to any distribution to purchasers of the Shares and other shares of common stock.

Termination or interruption of supply arrangements could harm our business.

We depend on timely delivery of components from our suppliers. Most components are readily available from a variety of sources. However, a small number of suppliers produce several key components. Decisions by our suppliers to decrease production, production delays, or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to produce campers and ultimately, on the results of operations. In addition, our inability to make timely payments to our suppliers for components could limit or cease the delivery of such components. In the event that we need to obtain substitute supply arrangements for components for which we rely upon limited sources of supply, alternative supply arrangements may not be available with comparable terms.

If we are unable to reduce the cost of producing our camper we might never achieve positive net margins.

The cost of producing our camper currently exceeds the price that customers will pay for our camper. This means that we lose money on each camper sold. Although we believe that this is typical for early-stage manufacturing companies, we believe that we must continue to reduce the cost of producing our campers to the point at which each camper sold generates a profitable sale. Although we are undertaking efforts to reduce our production costs, such as establishing an additional manufacturing facility and modifying the design of our campers, we can provide no assurance that we will be able to reduce our production costs or that such reductions will be sufficient to generate positive net margins on the sale of our products.

We will rely on one dealer for the large majority of our 2021 product orders.

Although we have entered into agreements with three dealers and intend to sell our products direct, the vast majority of our expected orders for campers in 2021 are anticipated to come from one dealer. This dealer has made down payments on 300 campers and is expected to continue to order campers in 2021. We can provide no assurance that this dealer will be successful in selling our campers, that such dealer will purchase all of the campers currently subject to a down payment, or that such dealer will not terminate its agreement with us. If the dealer terminates its agreement with us, we would be required to return the funds received as down payments and we would need to identify other purchasers of our campers. The inability of this dealer to sell our products or the termination of our agreement with this dealer would have a material adverse impact on our revenues and operations and would requires us to obtain significant additional outside capital to continue operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

AWOL Outdoors, Inc.

By /s/ *Kevin McGregor*

Name: Camp365

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

AWOL OUTDOORS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Audited)
(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

To the Board of Directors
AWOL Outdoors, Inc.
Ventura, California

Opinion

We have audited the financial statements of AWOL Outdoors, Inc. which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of AWOL Outdoors, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of AWOL Outdoors, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about AWOL Outdoors, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GoSun, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about AWOL Outdoors, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 28, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and cash equivalents	$	17,323	$	31,385
Inventories		641,920		550,306
Escrow receivable		55,270		-
Total current assets		**714,513**		**581,691**
Property and equipment, net		1,111,141		438,153
Intangible assets, net		50,610		54,376
Total assets	$	**1,876,264**	$	**1,074,220**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	725,197	$	558,997
Accrued expenses		24,160		8,926
Deferred revenue		420,775		392,933
Shareholder loans		311,944		130,084
Current portion of loans		1,181,891		436,234
Line of credit		1,706,881		1,106,000
Total current liabilities		**4,370,848**		**2,633,174**
Notes payable, net		842,121		845,948
Total liabilities		**5,212,969**		**3,479,122**
STOCKHOLDERS' EQUITY				
Common stock		29,841		27,699
Additional paid in capital		3,652,178		2,358,770
Accumulated deficit		(7,018,723)		(4,791,371)
Total stockholders' equity		**(3,336,704)**		**(2,404,902)**
Total liabilities and stockholders' equity	$	**1,876,265**	$	**1,074,220**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	879,322	$	744,593
Cost of goods sold		1,673,565		1,016,945
Gross profit (loss)		(794,243)		(272,351)
Operating expenses				
General and administrative		1,408,537		884,253
Research and development		2,061		83,500
Sales and marketing		202,441		19,132
Total operating expenses		1,613,039		986,885
Operating loss		(2,407,282)		(1,259,236)
Interest expense		138,367		83,953
Other income		(318,298)		(10,540)
Loss before provision for income taxes		(2,227,352)		(1,332,649)
Provision/(benefit) for income taxes		-		-
Net Loss	$	**(2,227,352)**	$	**(1,332,649)**

See accompanying notes to financial statements.

AWOL OUTDOORS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For Fiscal Year Ended December 31, 2021 and 2020

(in $US)	Voting Shares	Non-Voting Shares	Amount	Additional paid in capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance—December 31, 2019	**27,172,684**	**526,236**	**$ 27,699**	**$ 2,211,728**	**$ (3,458,722)**	**$ (1,219,295)**
Stock-based compensation	-	-	-	147,042	-	147,042
Net loss	-	-	-	-	(1,332,649)	(1,332,649)
Balance—December 31, 2020	**27,172,684**	**526,236**	**27,699**	**2,358,770**	**(4,791,371)**	**(2,404,902)**
Issuance of common stock for cash, net of issuance costs	537,500	1,222,019	1,760	967,479	-	969,239
Issuance of common stock for services	-	328,705	329	172,353	-	172,682
Exercise of options		53,925	54	11,294	-	11,348
Stock-based compensation	-	-	-	142,281	-	142,281
Net loss	-	-	-	-	(2,227,352)	(2,227,352)
Balance—December 31, 2021	**27,710,184**	**2,130,885**	**$ 29,841**	**$ 3,652,178**	**$ (7,018,723)**	**$ (3,336,704)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(2,227,352)	$	(1,332,649)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		153,800		51,688
Amortization of debt discount		14,894		14,580
Stock-based compensation		142,281		147,042
Issuance of common stock for services		172,682		-
Other income - PPP forgiveness		(156,600)		-
Changes in operating assets and liabilities:				
Inventories		(91,615)		(192,511)
Escrow receivable		(55,270)		
Security deposits		-		5,550
Accounts payable		166,201		325,553
Accrued expenses		15,234		3,317
Deferred revenue		27,842		342,933
Net cash used in operating activities		**(1,837,903)**		**(634,498)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(454,463)		(338,872)
Purchase of intangible assets		(14,149)		(8,159)
Net cash used in investing activities		**(468,612)**		**(347,031)**
CASH FLOW FROM FINANCING ACTIVITIES				
Net proceeds from line of credit		222,455		434,129
Proceeds from notes payable		943,736		426,313
Payments on note payable		(36,184)		(19,550)
Net proceeds of shareholder loans		181,860		83,899
Net proceeds from issuance of common stock		969,239		-
Exercise of stock options		11,348		-
Net cash provided by financing activities		**2,292,453**		**924,791**
Change in cash		(14,062)		(56,737)
Cash—beginning of year		31,385		88,122
Cash—end of year	$	**17,323**	$	**31,385**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	123,473	$	69,374
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment with notes payable	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

AWOL Outdoors Inc. DBA Camp365 was incorporated in 2009, in the state of Wisconsin. The financial statements of AWOL Outdoors Inc. DBA Camp365 (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eden Prairie, Minnesota.

The Company has developed a patented ultra-lightweight folding camper trailer. The Company's technologies allow a single person to set up the Camp365 camper trailer in minutes on a variety of types of terrain. The Company is positioning their camper as unique in the industry due to the compact size and weight when collapsed, which transforms into a cabin that sleeps six and is large enough for adults to comfortably stand when set up. The Company has completed its prototype, has set up a larger manufacturing facility in Iowa and is in the process of limited production while it seeks additional investment as it works to scale up its operations. The Company started shipping campers from the Iowa manufacturing facility during 2020 to camper and recreational vehicle dealers throughout the United States of America. The Company presently offers exclusive dealer agreements based on dealer locations and primarily sells direct to customers, from their facility, in areas without a current dealer agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and parts to manufacture camper trailers which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Building cost	27.5 years
Leasehold & property improvements	Lesser of 15 years or lease term
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any

applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue as the performance obligation is satisfied

The Company recognizes revenue from the sale of its camper trailers models when the product has been delivered to the customer and the Company has satisfied its performance obligation. The Company records deferred revenue for any customer deposits received but the model has not yet been delivered. As of December 31, 2021 and 2020, the Company had deferred revenue of $420,775 and $392,933, respectively.

Cost of Goods Sold

Costs of goods sold include the cost of materials, cost of labor, and overhead.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and 2020 amounted to $14,226 and $58,164, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2020, FASB issued ASU No. 2020-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2020-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2020, FASB amended ASU No. 2020-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, amendments to existing accounting guidance were issued through Accounting Standards Update 2020-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of finished camper trailers, as well as related parts and raw materials used to make the trailers. As of December 31, 2021 and 2020, inventory was $641,920 and $550,306, respectively.

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and, 2020, property and equipment consists of:

As of December 31,	2021	2020
Building and leasehold improvements	$ 1,001,958	$ 270,987
Machiney & equipment	342,487	264,586
Land	51,962	51,962
Property and equipment, at cost	1,396,407	587,535
Less: Accumulated depreciation	(285,266)	(149,382)
Property and equipment, net	$ 1,111,141	$ 438,153

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $90,243 and $40,104, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2021 and 2020, intangible assets consist of:

As of December 31,	2021	2020
Patents	$ 96,414	$ 82,264
Intangible assets, at cost	96,414	82,264
Less: Accumulated amortization	(18,535)	(13,492)
Intangible asset, net	$ 77,879	$ 68,773

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were $17,916 and $ $5,023, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ 5,043
2023	5,043
2024	5,043
2025	5,043
Thereafter	57,707
Total	$ 77,879

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 35,000,000 shares of voting shares and 5,000,000 of non-voting shares. As of December 31, 2021, 27,710,184 voting shares and 2,130,885 non-voting shares have been issued and are outstanding.

In 2021, the Company issued 537,500 voting shares and 1,222,019 non-voting shares for net proceeds of $969,239 pursuant to Regulation CF and D offerings.

In 2021, the Company 328,705 non-voting shares for services with a fair value of $172,682.

7.   WARRANTS

During fiscal years 2017 and 2018, the Company issued warrants to acquire voting and non-voting Common Stock in conjunction with bridge loan financing and fee deferral. On December 31, 2021, warrant holders have warrants to acquire 300,000 shares of nonvoting Common Stock and 658,552 shares of voting Common Stock at $.38 per share, through the expiration date in 2027 and 2028, respectively.

During fiscal year 2020, the Company issued 70,000 voting share warrants and 437,500 nonvoting share warrants as a form of compensation and in connection with customer camper deals. The warrants have $.40 per share exercise price and they generally expire in ten years.

In 2021, the Company issued 400,000 voting share warrants and 187,500 non-voting stock warrants as a form of compensation and in connection with customer camper deals. The warrants have $.40 per share exercise price and they generally expire in ten years.

As of December 31, 2021, there are 1,128,582 voting share warrants and 900,000 nonvoting shares warrants outstanding.

8.   SHAREBASED COMPENSATION

The Company's Board of Directors has granted nonqualified incentive stock options to key employees, contractors, and advisors throughout its development stage. The options have exercise prices that range from $0.00375 per share to $0.40 per share and had no intrinsic value at the time of issuance as the exercise price was equal to the per-share fair market value of the Company estimated by management and used for stock issuances at the time. Options are generally exercisable as they vest and expire five to ten years after issuance. Certain options vested immediately while others relate to achievement of milestones in product development or sales.

The Company's Board of Directors has also granted nonstatutory stock options under a stock option plan adopted during the year ended December 31, 2017. This plan authorizes the grant of options to acquire up to 1,000,000 shares of voting Common Stock and 750,000 shares of nonvoting Common Stock. Options are generally exercisable as they vest and expire ten years after issuance.

Certain options are exercisable prior to vesting, however if the service provider's services are terminated prior to vesting, any shares of Common Stock outstanding under the early exercise feature are subject to the Company's option to buy the shares back at the option exercise price.

The fair value of the options granted during the year ended December 31, 2020, were estimated at the grant date using the Black-Scholes pricing model which included a volatility estimate of 40%, an estimated risk-free rate of return of 2.91%, and no intrinsic value as all options were issued at the stock price that was in effect at the date of issuance. A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise Price	Contract Term
Outstanding at December 31, 2019	1,010,500	$	-	5.46
Granted	375,000	$	0.40	
Exercised	-	$	-	
Expired /Cancelled	-	$	-	
Outstanding at December 31, 2020	1,385,500	$	0.19	5.46
Granted	-		-	-
Exercised	(53,925)	$	0.03	-
Expired /Cancelled	-		-	-
Outstanding at December 31, 2021	1,331,575	$	0.19	4.46
Exerciseable at December 31, 2021	1,131,575	$	0.15	3.85

Stock-based compensation expenses amounted to $22,715 and $35,729 for fiscal years ended December 31, 2021 and 2020. The unrecognized expenses amount to $26,932 as of December 31, 2021.

9.   DEBT

Line of Credit

The outstanding balances on the lines of credit on December 31, 2021 and 2020 are as follows:

As of Year Ended December 31,	2021	2020
Metropolitan Services Credit Union	29,714 $	36,000
Community 1st Credit Union Commercial SBA Line of Credit 4	-	350,000
Community 1st Credit Union SBA Line of Credit 8	219,968	220,000
Community 1st Credit Union SBA Export Line of Credit 9	500,000	500,000
Community 1st Credit Union SBA Export Line of Credit 11	250,000	-
Community 1st Credit Union SBA Export Line of Credit 14	350,000	-
Community 1st Credit Union SBA Export Line of Credit 15	107,199	-
Community 1st Credit Union SBA Export Line of Credit 16	250,000	-
Line of Credit	$ 1,706,881	$ 1,106,000

The Company has a line of credit with Metropolitan Services Credit Union that allows the maximum borrowing of $38,000 under a five-year term ending in September 2022. The line bears interest at a fixed rate of 6% and is guaranteed by a stockholder of the Company.

In conjunction with the Economic Development Assistance Contract with the Iowa Economic Development Authority (IEDA) the Company entered into agreements with Community 1st Credit Union for several lines of credit during the year ending December 31, 2021 and 2020, as follows:

Commercial line of credit #8 with a maximum borrowing of $220,000 dated June 2021, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

Commercial line of credit #9 with a maximum borrowing of $500,000 dated June 2021, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

Commercial line of credit #11 with a maximum borrowing of $250,000 dated January 2021, due January 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

Commercial line of credit #14 with a maximum borrowing of $350,000 dated September 2021, due September 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

Commercial line of credit #15 with a maximum borrowing of $120,000 dated October 2021, due October 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

Commercial line of credit #16 with a maximum borrowing of $250,000 dated October 2021, due October 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

A shareholder of the Company guarantees the lines of credit.

Notes Payable

As of December 31, 2021, and 2020, the notes payable balance consist of:

As of Year Ended December 31,	2021	2020
Forgiveable loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA), forgiven over 60 months if the Company completes and maintains the Project Performance Obligations as specified under the High Quality Jobs Program through IEDA	$ 250,000	$ 250,000
Loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA) bearing interest at 0%, due in monthly installments of $4,167 through August 2024. The Loan is under the High Quality Jobs Program through IEDA and has specific terms and conditions	224,999	224,999
Note payable to Southern Iowa Electric Cooperative (SIEC) bearing interest at 5.25%, due in monthly installments of $1,727 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	125,915	144,466
Note payable to Chariton Valley Electric Cooperative (CVEC) bearing interest at 5.25%, due in monthly installments of $1,718 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	122,729	150,263
Note payable to Chariton Valley Electric Cooperative (CVEC) bearing interest at 3.3%, due in monthly installments of $412.50 including interest through June 2022, the date the Company closes on additional financing with the SBA, or the date the Company was denied for SBA financing, whichever is sooner. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	150,000	-
Note payable to Regional Economic Development Investments, Inc. (REDI) bearing interest at 5.25%, due in monthly installments of $2,848 including interest through December 2023. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	86,632	104,547
Note payable to Regional Economic Development Investments, Inc. (REDI) bearing interest at 5.25%, due in monthly installments of $2,412 including interest through January 2031. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	230,073	-
Note payable to Community 1st Credit Union in the amount of $310,714 bearing an interest rate of 5.25%. The loan originally matured in December 2021, and then was raised to $680,000 principal prior to that date and presently matures in May 2022.	680,000	310,714
Note payable to Community 1st Credit Union in the amount of $197,402 bearing an interest rate of 5.25%. The loan matures April 2022.	197,402	-
In April 2020, the Company received a Paycheck Protection Program (PPP) loan as established by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and administered by the Small Business Administration (SBA) of $156,600. The program provided small businesses with funds to pay up to 8 or 24 weeks of payroll and other costs. The loan is subjected to forgivenss, which the Company has received during fiscal year 2021.	-	156,600
Sub-total	2,067,750	1,341,589
Less: Unamortized Debt Issuance Costs	(43,739)	(59,406)
Total Debt	2,024,011	1,282,183
Less: Current Maturities	(1,181,891)	(436,234)
Net Long-Term Portion	$ 842,121	$ 845,948

The following are the future maturities as of December 31, 2021:

As of Year Ended December 31, 2021		
2022	$	438,057
2023		90,655
2024		90,655
2025		90,655
2026		315,634
Thereafter		1,042,094
Total	$	**2,067,750**

Shareholder Loans

Several shareholders advanced money to the Company as unsecured demand notes at 0% interest during the startup years. Portions of these notes were contributed to capital in exchange for Common Stock under the terms of a subscription agreement. On December 31, 2021, and 2020, the balance on these notes was $311,944 and $130,084. Since the loans can be repaid at any time, the loan is classified as current.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(601,385)	$	(354,673)
Valuation Allowance		601,385		354,673
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 and 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,816,652)	$	(1,215,267)
Valuation Allowance		1,816,652		1,215,267
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

On December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,728,339. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the

Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021 and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

Several shareholders advanced money to the Company as unsecured demand notes at 0% interest during the startup years. Portions of these notes were contributed to capital in exchange for Common Stock under the terms of a subscription agreement. On December 31, 2021, and December 31, 2020, the balance on these notes was $311,944 and $130,084. Since the loans can be repaid at any time and the loan is classified as current.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021 are as follows:

Year	Obligation	
2022	$	44,733
2023		46,074
2024		31,400
Total future minimum operating lease payments	$	**122,207**

Rent expenses were in the amount of $65,597 as of December 31, 2021 and 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 28, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company entered into additional loans totaling approximately $668,000.

In 2022, the Company has received net proceeds of $128,637 from pursuant to its Regulation CF offering.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,227,352, an operating cash flow loss of $1,837,903, and liquid assets in cash of $17,323, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Kevin McGregor, Principal Executive Officer of AWOL Outdoors, Inc., hereby certify that the financial statements of AWOL Outdoors, Inc. included in this Report are true and complete in all material respects.

Kevin McGregor

CEO